UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 02.429.144/0001-93 Corporate Registry ID (NIRE) 35.300.186.133	CPFL ENERGIAS RENOVÁVEIS S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 08.439.659/0001-50 Corporate Registry ID (NIRE) 35.300.335.813

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”) and CPFL Energias Renováveis S.A. (“Company”), pursuant to Law No. 6.404/76 (and subsequent amendments) and the Instruction of the Brazilian Securities and Exchange Commission (“CVM”) No. 358/02 (and subsequent amendments), are hereby jointly informing the following:

On this date, the Company signed a purchase and sale agreement with Fundo de Investimento em Participações Brasil Energia, Servtec Investimentos e Participações Ltda., Fundo de Investimento em Participações Progresso and some individuals (together known as “Sellers”) referring to the acquisition of the total capital stock of BVP S.A. (“BVP”), which owns 100% of the shares of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”) (“Acquisition”).

Bons Ventos has been authorized by the National Electric Energy Agency (“ANEEL”) to exploit the wind farms (i) Taíba Albatroz, with installed capacity of 16.8 MW; (ii) Bons Ventos, with installed capacity of 50.4 MW; (iii) Enacel, with installed capacity of 31.5 MW; and (iv) Canoa Quebrada, with installed capacity of 58.8 MW (“Wind Farms”). All wind farms are located on the coast of the state of Ceará and currently are in full operation, with all of the energy contracted with Eletrobrás for 20 years through the Electric Energy Alternative Sources Incentive Program (PROINFA).

The total price of the Acquisition is R$ 1,062 million, which involves: (i) the amount of R$ 600 million to be paid to the sellers; and (ii) the assumption of net debt in the amount of R$ 462 million, which may be adjusted until the date of the closing of the Acquisition, as foreseen in the share purchase and sales agreement. The closing of the Acquisition and the payment of the Acquisition Price are subject to satisfying the preceding conditions established in the share purchase and sales agreement and the obtaining of the pertinent prior approvals, including the approval of ANEEL and the lending banks, notably the Brazilian National Economic and Social Development Bank (BNDES), the Banco do Nordeste do Brasil and Nordic Investment Bank -NIB.

The Acquisition shall be submitted also to the approval of the competition defense agencies, including the Economic Defense Administrative Council (CADE), within a deadline and in a manner pursuant to current legislation.

Through this Acquisition of the Wind Farms, the Company will add 157.5 MW to its installed capacity, with an average capacity factor of about 40%, reaching a portfolio of 809.5 MW of power in operation, thereby reaffirming its commitment to sustainable growth, the preservation of the environment and the generation of clean and renewable energy for Brazil.

The Company will maintain its shareholders and the market informed opportunely and appropriately regarding the conclusion of the Acquisition.

São Paulo, February 24, 2012.

_____________________________

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

_____________________________

CPFL ENERGIAS RENOVÁVEIS S.A.

MARCELO ANTÔNIO GONÇALVES SOUZA

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 24, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.